# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: HIGHLAND OPPORTUNITIES & INCOME FUND, CIK 0001710680
CUSIP: 43010E404
Title of class of securities: Common Shares, par value $0.001 per share
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 09/15/2025
Filed by CIK 0001228922
Persons authorized to receive notices and communications: Stephanie Vitiello, CCO, NexPoint Asset Management, L.P., 300 Crescent Court, Suite 700, Dallas, Texas (TX), 75201, 214-453-6500

## Reporting persons
- DONDERO JAMES D (CIK 0001228922): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 1,743.45; shared voting power 2,875,803.92; sole dispositive power 1,743.45; shared dispositive power 2,875,803.92; aggregate amount beneficially owned 2,877,547.37 (5.2% of the class)
- HIGHLAND GLOBAL ALLOCATION FUND (CIK 0001622148): type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 806,194; sole dispositive power 0; shared dispositive power 806,194; aggregate amount beneficially owned 806,194 (1.5% of the class)
- Drugcrafters, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 72,082; sole dispositive power 0; shared dispositive power 72,082; aggregate amount beneficially owned 72,082 (0.1% of the class)
- NEXPOINT ASSET MANAGEMENT, L.P. (CIK 0001469877): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), affiliate funds (AF); sole voting power 0; shared voting power 806,194; sole dispositive power 0; shared dispositive power 806,194; aggregate amount beneficially owned 806,194 (1.5% of the class)
- DONDERO NANCY MARIE (CIK 0001656757): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,997,527.92; sole dispositive power 0; shared dispositive power 1,997,527.92; aggregate amount beneficially owned 1,997,527.92 (3.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001 per share
Name of issuer: HIGHLAND OPPORTUNITIES & INCOME FUND
Address of issuer's principal executive offices: 300 CRESCENT COURT, SUITE 700, DALLAS, Texas (TX), 75201

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by and on behalf of each of the following persons: (i) James D. Dondero, (ii) Highland Global Allocation Fund, a Massachusetts business trust ("GAF"), (iii) Drugcrafters, L.P., a Delaware limited partnership ("Drugcrafters"), (iv) NexPoint Asset Management, L.P., a Delaware limited partnership ("NexPoint"), and (v) Nancy Marie Dondero. The general partner of Drugcrafters is Pharmacy Ventures II, LLC ("Pharmacy Ventures"), of which Mr. Dondero is the managing member, and the general partner of NexPoint is Strand Advisers XVI, Inc. ("Strand" and, together with Pharmacy Ventures, the "General Partners"), of which Mr. Dondero is the sole stockholder and director.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"). Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Residence or business address: The address of the principal office of each of Mr. Dondero, GAF, NexPoint and Strand is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The address and principal office of Ms. Dondero is 1010 Crescent Beach Road, Vero Beach, Florida 32963. The address and principal office of Drugcrafters is 5680 Frisco Square, Suite 1100, Frisco, TX 75034.
Present principal occupation or employment: The principal business of Drugcrafters is primarily as a compounding pharmacy providing patients and care providers with quality compounding services. The principal business of GAF is investing primarily in U.S. and foreign equity and debt securities that the portfolio manager considers to be undervalued by the market but have solid growth prospects. The principal business of NexPoint is acting as the Issuer's investment adviser and fund administrator and acting as investment adviser and/or manager to other persons. The principal business of Mr. Dondero is managing affiliates of NexPoint. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Drugcrafters, GAF and NexPoint. The principal business of Ms. Dondero is serving as trustee of a trust. The principal business of Pharmacy Ventures is serving as the general partner of Drugcrafters. The principal business of Strand is serving as the general partner of NexPoint.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, the General Partners, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, the General Partners, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Dondero is a United States citizen. NexPoint, Drugcrafters and the General Partners are Delaware entities. GAF is a Massachusetts entity. Ms. Dondero is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Between August 6, 2025 and August 26, 2025, an entity that is wholly owned by the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, purchased 900,000 Common Shares in open market transactions with the Reporting Person's working capital, with an aggregate purchase price of $5,379,758 Between August 27, 2025 and September 15, 2025, GAF purchased 472,189 Common Shares in open market transactions with the Reporting Person's working capital, with an aggregate purchase price of $2,982,142.

## Item 4. Purpose of Transaction
Purpose of transaction:
Between August 6, 2025 and September 15, 2025, the Reporting Persons purchased 1,372,189 Common Shares in open market transactions with the Reporting Persons' working capital or the working capital of affiliated funds, as applicable, with an aggregate purchase price of $8,361,900. The Reporting Persons acquired such shares for investment purposes. The Reporting Persons intend to purchase additional shares of Common Shares on the open market. However, the timing and amount of such purchases will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision. Notwithstanding the foregoing, the Reporting Persons may decide not to make additional purchases or may seek to sell shares of Common Shares depending on general economic and/or market conditions.

Also, consistent with the investment purpose and with NexPoint's role as the investment adviser and fund administrator of the Issuer, the Reporting Persons have, from time to time, engaged in, and expect to continue to engage in, discussions with members of the board of trustees of the issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, board composition and strategic alternative and direction, and may take other steps seeking to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may change their intention with respect to any and all matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of September 15, 2025, (i) James D. Dondero may be deemed to beneficially own 2,877,547.37 Common Shares, which represents approximately 5.2% of the outstanding Common Shares, (ii) Drugcrafters may be deemed to beneficially own 72,082 Common Shares, which represents approximately 0.1% of the outstanding Common Shares, (iii) GAF may be deemed to beneficially own 806,194 shares of Common Shares, which represents approximately 1.5% of the outstanding Common Shares, (iv) NexPoint may be deemed to beneficially own 806,194 shares of Common Shares, which represents approximately 1.5% of the outstanding Common Shares and (v) Nancy Marie Dondero, in her capacity as trustee of a trust, may be deemed to beneficially own 1,997,527.92 shares of Common Shares, which represents approximately 3.6% of the outstanding Common Shares. James D. Dondero has the right to acquire beneficial ownership of all shares of Common Shares owned by the trust referred to in the preceding sentence.
Number of shares as to which each person has sole or shared power to vote or dispose:
(1) Mr. Dondero has sole voting power and sole dispositive power with respect to 1,743.45 Common Shares and shared voting power and shared dispositive power with respect to 2,875,803.92 Common Shares. These shares are held by Mr. Dondero indirectly through NexPoint and their advised accounts (as described in paragraph (4) below), Drugcrafters, a proprietary account and a 401(k) account. These also include shares that Mr. Dondero has the right to acquire beneficial ownership of that are held by the trust referred to in Item 5(a), for which he does not serve as trustee. Mr. Dondero is the sole stockholder and director of NexPoint's general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint. Mr. Dondero disclaims beneficial ownership of such shares.
(2) Drugcrafters has sole voting power and sole dispositive power with respect to 0 Common Shares and shared voting power and shared dispositive power with respect to 72,082 Common Shares. Mr. Dondero owns 75% of PCMG Trading Partners XXIII, L.P. ("PCMG") and PCMG owns 99% of Drugcrafters. These entities are ultimately controlled by Mr. Dondero. Mr. Dondero may be deemed to be an indirect beneficial owner of the shares held by Drugcrafters. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(3) GAF has sole voting power and sole dispositive power with respect to 0 Common Shares and shared voting power and shared dispositive power with respect to 806,194 Common Shares. GAF is managed by NexPoint, which is ultimately controlled by Mr. Dondero. Mr. Dondero may be deemed to be an indirect beneficial owners of the shares held by GAF. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
(4) NexPoint has sole voting power and sole dispositive power with respect to 0 Common Shares and shared voting power and shared dispositive power with respect to 806,194 Common Shares. These shares are held by NexPoint indirectly through an advised account. Mr. Dondero is the sole stockholder and director of NexPoint's general partner, and may be deemed to be an indirect beneficial owner of the shares held by NexPoint.
(5) A trust for which Ms. Dondero serves as trustee has sole voting power and sole dispositive power with respect to 0 Common Shares and shared voting power and shared dispositive power with respect to 1,997,527.92 Common Shares. Ms. Dondero is the sister of Mr. Dondero and disclaims beneficial ownership of such shares.
Transactions in the class effected during the past sixty days: Annex A attached hereto lists all transactions in Common Shares during the past 60 days by the Reporting Persons. Except as otherwise noted, the transactions in Common Shares were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On September 4, 2024, Mr. Dondero and the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, entered into a loan agreement (the "Loan Agreement") with Lakeside Bank ("Lakeside"), pursuant to which Lakeside made available a credit facility with aggregate advances not to exceed an amount equal to $8.0 million on a revolving basis to Mr. Dondero and the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee (the "Credit Faciliy"), upon the terms and conditions set forth in the Loan Agreement. The Credit Facility has a maturity date of September 6, 2026, at which time all outstanding principal and all accrued and unpaid interest will become due and payable. The proceeds of the Credit Facility are to be used for business and commercial purposes.
In connection with the Credit Facility, the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, pledged 134,213.93 Common Shares, as collateral for the Credit Facility pursuant to the terms of the Securities Account Control Agreement, dated as of September 6, 2026, by and among Mr. Dondero, the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, and Lakeside.
On July 1, 2019, Mr. Dondero and the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, entered into a credit agreement (the "Credit Agreement") with CrossFirst Bank ("CrossFirst"), pursuant to which CrossFirst extended a loan in the principal amount of approximately $13.0 million to Mr. Dondero and the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee (the "Loan"), upon the terms and conditions set forth in the Credit Agreement. The Loan has a maturity date of February 10, 2026, at which time the principal and all accrued and unpaid interest will become due and payable. The proceeds of the Loan are to be used for working capital or other business purposes.

On August 14, 2019, the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, entered into a revolving line of credit promissory note (the "Note") with CrossFirst, pursuant to which CrossFirst agreed to issue a line of credit, up to an aggregate principal amount of $5.0 million, upon the terms and conditions set forth in the Note. The Note has a maturity date of February 10, 2026, at which time the then outstanding balance of the Note and all accrued but unpaid interest thereon will be due and payable. The proceeds of the Note are to be used for working capital or other business purposes.

In connection with the Loan and the Note, the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, pledged an aggregate of 376,075.51 shares of the Issuer, as collateral for the Loan and the Note pursuant to the terms of the Pledge Agreement, dated July 1, 2019, by and between the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, and CrossFirst, and the Pledge Agreement, dated August 14, 2019, by and between the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, and CrossFirst.

In addition, the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, holds 3,196.48 Common Shares in, and in the future may hold additional of the Issuer's securities in one or more margin accounts with Morgan Stanley, which provide the trust referred to in Item 5(a), for which Ms. Dondero serves as trustee, with access to margin or other financing. The agreements governing such accounts generally provide the counterparty with security, collateral or similar rights of possession, and sale or offset rights with respect to such account assets in the event of a customer default. Such agreements generally also provide the broker counterparty with rights to lend assets held in such account, in some cases without advance or other notification to the customer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.
Exhibit 99.2 Annex A

## Signatures
- DONDERO JAMES D: James D. Dondero, James D. Dondero (09/22/2025)
- HIGHLAND GLOBAL ALLOCATION FUND: Stephanie Vitiello, Stephanie Vitiello/Chief Compliance Officer (09/22/2025)
- Drugcrafters, L.P.: James D. Dondero, James D. Dondero/Managing Member of the General Partner (09/22/2025)
- NEXPOINT ASSET MANAGEMENT, L.P.: James D. Dondero, James D. Dondero/President (09/22/2025)
- DONDERO NANCY MARIE: Nancy Marie Dondero, Nancy Marie Dondero (09/22/2025)